NXT Announces Changes to the Board of Directors

Calgary, Alberta, Canada

Monday, January 30, 2006

Energy Exploration Technologies Inc. ("NXT" or "the Company")

"ENXTF" – NASDAQ OTCBB

"EFW" – Frankfurt Exchange

NXT is pleased to announce changes to the Board of Directors of the company, reflecting the Company's focus upon commercialization of its proprietary SFD technology for oil and gas exploration from NXT's headquarters in Calgary, Canada.

The Board of Directors is pleased to announce the appointment of Charles V. Selby.  Mr. Selby is both a Professional Engineer and lawyer with approximately 30 years of experience in the energy industry in North America and internationally.  Mr. Selby is presently involved in the negotiation and finance of energy related ventures.  He is currently Vice President and Corporate Secretary of Pengrowth Corporation, Vice President & CFO of Vecta Energy Corporation, Chairman & CFO of AltaCanada Energy Corp., Director of Interex Oilfield Services Ltd., Director of Qwest Energy Corporation Group of Companies and Director of Transco Resources Corp.

Mr. Selby has been actively engaged in supporting the activities of NXT over the past two years.  During that time, the company has been focused upon a review and evaluation of the effectiveness of the SFD as an aerial based reconnaissance system, the organization of the company to effectively pursue its business model and financing of the company's business.  In 2004 and 2005, NXT obtained independent reports documenting the company's survey activities in Canada, the United States and the Middle East.  These reports have demonstrated the effectiveness of the SFD tool at identifying areas of high potential for hydrocarbons to be subsequently proven by conventional seismic and exploration drilling.

In conjunction with the appointment of Mr. Selby, the Board announces the resignation of Sheikh Al Hassan Bin Ali Bin Rashid Al Nuaimi and Mr. Dennis Hunter.  NXT expresses appreciation for their support of the Company during its previous stage of development.

"We are delighted to have Charles join our Board", said CEO George Liszicasz. "He has been an important member of our team over the past two years providing valuable support to our financing and structuring initiatives.  We will seek other board members join our NXT team, with strong reputations within the energy industry and the experience and relationships that will support our business",

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of prospects with high potential. The SFD-based exploration process drastically reduces the need for 2-D reconnaissance seismic thus saving clients' valuable time and money.

Additional information about NXT and the SFD technology is available on the Company's website www.nxtenergy.com.

For more information contact:

George Liszicasz, President and CEO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:         (403) 264-7020

Fax:         (403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Reference to "bcf" means billions of cubic feet of natural gas and reference to "mstb" means a thousand stock tank barrels of crude oil.

Neither the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.